Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stephanihildebrandt@eversheds- sutherland.com
April 17, 2025

Via EDGAR

Timothy Worthington, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	LAGO Evergreen Credit, Registration Statement on Form 10

File No. 000-56728

Dear Mr. Worthington:

On behalf of LAGO Evergreen Credit (the “Company”), set forth below is the Company’s response to legal comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on April 2, 2025 regarding the Company’s registration statement on Form 10 (File No. 000-56728) (the “Registration Statement”) as filed with the SEC on March 3, 2025. The Staff’s legal comments from April 2, 2025 are set forth below and are followed by the Company’s responses. Where applicable, revisions to the Registration Statement referenced in the below responses are set forth in an amended Registration Statement on Form 10 (File No. 000-56728) (the “Amended Registration Statement”), concurrently filed herewith.

General

1.	Comment: Portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them.

Response: The Company acknowledges the Staff’s comment.

2.	Comment: Please advise the Staff of the status of any exemptive application(s) or no-action request(s) that the Company or the Investment Adviser, submitted or intends to submit in connection with your Registration Statement, including with respect to co-investments.

Response: On November 20, 2024, as amended on March 12, 2025, the Company, LAGO Asset Management, LLC (the “Investment Adviser”) and certain of its affiliates filed an application (the “Application”) for an order (the “Order”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, to permit co-investments, which might otherwise be prohibited by Sections 17(d) and 57(a)(4). On March 26, 2025, the Staff issued a notice of its intention to grant the Order (SEC Release IC-35512). In addition, the Company, the Investment Adviser and certain of its affiliates intend to file a new application (the “New Application”) for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, to permit co-investments, which might otherwise be prohibited by Sections 17(d) and 57(a)(4)

Via EDGAR Timothy Worthington, Senior Counsel April 17, 2025 Page 2

consistent with the new form of co-investment exemptive relief order recently approved by the SEC.

3.	Comment: Please consider including a fee table and an expense example that conforms to the requirements of Item 3.1 of Form N-2.

Response: The Company acknowledges the Staff’s comment and respectfully declines to add the requested disclosure. The Company notes that Form 10 does not require such disclosure and such disclosure has not been included in the Form 10 registration statements of many other private business development companies.

4.	Comment: Please state in your response when the Company intends to file an election to be regulated as a BDC.

Response: The Company filed an election on Form N-54A to be regulated as a BDC on March 3, shortly after filing the Registration Statement.

5.	Comment: Please confirm whether the Company does not intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement.

Response: The Company confirms that it does not intend to issue debt securities or preferred shares within one year of the effectiveness of the Amended Registration Statement.

6.	Comment: Please attach as exhibits to the filing all material credit agreements that are in place or will be in place prior to the Company’s launch.

Response: The Company confirms that, prior to effectiveness of the Registration Statement, it will attach as exhibits to the filing all material credit agreements to which the Company is a party.

7.	Comment: Please file an amended Form 10 filing with complete financial statements at least 15 days prior to the Form 10’s effectiveness.

Response: The Company confirms that complete financial statements have been included in the Amended Registration Statement.

8.	Comment: The Staff notes the Company’s name includes the word “Credit.” Please adopt an 80% policy to invest in credit investments. See Section 59 and Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”).

Response: The Company has adopted a policy to invest at least 80% of its assets in “credit,” which the Company defines as debt investments made in exchange for regular interest payments. The Company has also modified the disclosure on pages 1 and 54 of the Amended Registration Statement in response to the Staff’s comment.

Explanatory Note

9.	Comment: On the Cover Page, please prominently disclose, as applicable that:

a.	The Company’s common stock is not currently listed on an exchange, and it is uncertain whether a secondary market will develop.

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b.	Repurchases of common stock by the Company, if any, are expected to be very limited.
c.	An investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.
d.	Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.
e.	The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.
f.	The privately held companies and below-investment-grade securities in which the Company will invest will be difficult to value and are illiquid.

Response: The Company respectfully advises the Staff that its Registration Statement is a voluntary registration statement under the Exchange Act, and that such Registration Statement is not an offering document and does not include a prospectus that will be used to offer securities registered under the Securities Act. Instead of a prospectus, the Company will offer its securities via private placement memoranda or other offering materials pursuant to one or more exemptions from registration under the Securities Act, including under Regulation D. The Company’s offering material may contain information that is more detailed than, or in addition to, the information included in its Registration Statement, and no portion of the Registration Statement is required to be included in the Company’s private placement memoranda. As such, the Company’s Registration Statement generally omits extensive disclosure relating to the offering of its securities, including the risks and expenses associated with ownership, the markets for such securities, and similar offering-related information as it is not required to be included in a registration statement on Form 10 filed under the Exchange Act. As a result, the Company respectfully declines to include the requested additional disclosure in the Registration Statement.

Item 1. The Company, Page 1

10.	Comment: The first sentence of the second paragraph discloses that “The Company was formed to serve as a direct lender to primarily U.S.-based [emphasis added] lower middle market companies . . .” Please similarly clarify how the Company determines a company is U.S.-based.

Response: The Company has revised the disclosure as requested.

11.	Comment: Please disclose if the Company has any maturity, duration, and quality requirements with respect to its investments. To the extent the Company has no such requirements, please disclose as much.

Response: The Company advises the Staff that it does not have specific maturity, duration and quality requirements with respect to its investments and has added disclosure on page 5 to this effect.

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12.	Comment: The last sentence of the paragraph discloses that, “The Company’s aim is to invest primarily in floating rate senior secured term loans used to finance the continued growth and expansion of predominantly U.S.-based companies that are likely to be sponsored by venture capital, growth equity [emphasis added], private equity or family office firms. Please clarify how “growth equity” differs from “venture capital” or “private equity.”

Response: The Company has revised the disclosure to remove the term “growth equity”.

13.	Comment: The first sentence of the third paragraph discloses that the Company will invest in “equity-linked investments, such as warrants,” while the second sentence of the same paragraph discloses that the Company will investment in “equity-related securities, such as convertible notes, warrants, and preferred or common stock. Please clarify if there is a difference between “equity-linked investments” and “equity-related securities” and consider using the same term to describe the Company’s principal investments. Furthermore, please consistently disclose the types of principal investments contemplated by these categories, and as necessary, include corresponding risk disclosure.

Response: The Company has revised the disclosure to remove references to equity-linked investments.

14.	Comment: Please disclose whether the Company will invest in “covenant lite” loans, and to the extent applicable, include corresponding risk disclosure.

Response: The Company made the requested disclosures on page 47 of the Amended Registration Statement in response to the Staff’s comment.

Item 1. The Investment Adviser, Page 2

15.	Comment: Disclosure in the first paragraph states that, “As a result of the collective longevity investing capital among its investment team, the Investment Adviser has developed an expansive network of venture capital, growth equity, private equity, and other private credit funds and relevant service . . .” Please clarify that this disclosure is the belief of the Adviser.

Response: The Company has clarified that the statement is a belief of the Investment Adviser.

Item 1. Formation Transaction, Page 3

16.	Comment: The section discloses investments from a “legacy portfolio.” Please disclose in correspondence if the Company would be responsible for any capital commitments made by the Legacy Portfolio.

Response: The Company acquired the Legacy Portfolio in connection with the merger of the Legacy Fund with and into the Company with the Company as the surviving entity. As a result of the merger, the Company became the party in interest to the legacy portfolio and, as such, the Company will be responsible for any capital commitments made by the Legacy Fund to portfolio companies that are part of the Legacy Portfolio.

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Item 1. Company Strategy, Pages 4-5

17.	Comment: Within the last sentence of the first paragraph, the disclosure states that “The Company will seek to generate a gross unlevered yield of between 8% - 15% on floating rate senior secured credit positions, which it expects to be enhanced by appreciation from warrants in growing companies.” Please clarify that there is no guarantee that the Company will generate such yield and that the amount of distributions that the Company may pay, if any, is uncertain.

Response: The Company has revised the disclosure as requested.

18.	Comment: The second paragraph discloses that “The Company will seek to offer loans in amounts that represent a more conservative loan-to-value [emphasis added] (“LTV”) (typically less than 50%), based on market value, relative to levels seen in larger market transactions . . . Please clarify that the characterization of loans offered by the Company is the belief of the Adviser.

Response: The Company has revised the disclosure to clarify that this statement is the belief of the Investment Adviser.

19.	Comment: The second paragraph discloses that “Relative to other credit investment opportunities, lower middle market lending has demonstrated lower default rates and higher recovery rates compared to the larger corporate lending markets in the recent past.” Please substantiate the statement, or delete.”

Response: The Company has revised the disclosure as requested.

20.	Comment: The last paragraph discloses, in pertinent part, that “The Company may make these equity investments, on an opportunistic basis, based on what the Company believes to be in the best interests of the Shareholders. To the extent the Company determines not to invest, in whole or in part, in any such opportunity, certain of the Company’s affiliated investment funds may use these rights-to-invest foregone by the Company to fulfill the equity investment opportunity.” Please explain in correspondence how an affiliated fund’s investment in the Company’s forgone contractual opportunities will be structured to comply with Section 17.

Response: The Company respectfully advises the Staff that the Company has and may have affiliated entities that are neither registered investment companies nor regulated under the 1940 Act. Those affiliated entities would not be required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 17.

21.	Comment: The last sentence of the last paragraph discloses that “the Company expects that no more than 5 to 10% of its invested capital, on a cost basis, will be invested in non-income generating equity investments.” Please consider more prominently disclosing the statement within the section entitled “The Company” on page 1.

Response: The Company has added disclosure under section entitled “The Company” on page 1 of the Amended Registration Statement.

Item 1. Competitive Strengths, Page 6

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22.	Comment: The subsection, “Well-developed Direct Originations Capabilities Based on Thematic Investing” discloses that the Investment Adviser pursues an investment strategy based around certain macrotrends, including those “where significant innovation will occur over the long term.” Please revise to clarify that such statement is the opinion of the Investment Adviser. Additionally, the disclosure states that “[s]uch themes include tech and tech-enabled services focused on sectors including, but not limited to, Artificial Intelligence, Enterprise SaaS, Mobility . . . Please clarify what is meant by Enterprise SaaS and Mobility.

Response: The Company has revised the disclosure to clarify that this statement is a belief of the Investment Adviser. The Company also modified the disclosure to further describe Enterprise SaaS on page 6 of the Amended Registration Statement.

23.	Comment: The subsections “Disciplined Investment and Underwriting Process,” “Cycle-tested Investment Team,” and “Opportunistic Growth Investing” include broad statements regarding the Investment Adviser’s background and track record, including as compared to other investment firms. Please review and revise the disclosures to clarify that such statements are the opinion of the Investment Adviser.

Response: The Company has revised the disclosures to clarify that these are opinions or beliefs of the Investment Adviser.

Item 1. Investment Process Overview, Page 7

24.	Comment: The first sentence of the first paragraph discloses that, “The Company expects that for a majority of its investment positions, it will serve as the Administrative Agent, Sole Lender or Co-Lender [emphasis added]. Please clarify the meaning of these terms in plain English.

Response: The Company has revised the disclosure as requested.

Item 1. Investment Advisory Agreement, Pages 9-10

25.	Comment: In the “Income Incentive Fee” subsection, the third paragraph discloses that, “Pre-Incentive Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind (“PIK”) interest and zero coupon securities) . . .” Please clarify if “Payment-in-Kind” or “Original Discount Issue” securities will be part of the Company’s principal investment strategy, and as necessary, include corresponding risk disclosure.

Response: The Company respectfully advises the Staff that investments in payment-in-kind and original discount issue securities will not be a principal investment strategy of the Company.

Item 1. Example Incentive Fee Example, Pages 11-13

26.	Comment: In the “Alternative 3” subsection, the Year 3 line discloses “(20% multiplied by $5 million realized capital gains on sale of Investment A less $1,000,000 (Capital Gains Incentive Fee paid in year 2)).” Please delete this language as there are no sale transactions.

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Response: The Company respectfully advises the Staff that the Company’s Capital Gains Incentive Fee is calculated on the basis of cumulative realized capital gains from the date of the Company’s election to be regulated as a BDC to the end of each calendar year, less cumulative realized capital losses and unrealized capital depreciation, less the aggregate amount of any previously paid Capital Gains Incentive Fees. As such, although these were no sale transactions in Year 3, the Company’s cumulative realized capital gains (20% multiplied by $5 million) minus the amounts of Capital Gains Incentive Fees previously paid ($1 million) equals $0 Capital Gains Incentive Fee due in Year 3, and accurately depicts the formula for properly calculating such fee.

Item 1. Share Repurchase Program, Page 14

27.	Comment: Please revise this section to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e. quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Company to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the Company currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

Response: The Company has revised the disclosure as requested.

Item 1. Company Investments, Pages 22-44

28.	Comment: The final paragraph of the section discloses that, “To manage the risk that such income might disqualify the Company as a RIC for a failure to satisfy the 90% gross income requirement, one or more of the Company’s subsidiaries treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income.” Where appropriate, please:
a.	Disclose that the Subsidiary or Subsidiaries will include entities that engage in investment activities in securities or other assets that are primarily controlled by the Company. If, however, the Company will only invest through wholly-owned Subsidiaries, disclose that the Company does not, or does not intend to, create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Company. For purposes of this comment, “primarily controlled” means (1) the Company controls the unregistered entity within the meaning of Section (2)(a)(9) of the 1940 Act, and (2) the Company’s control of the unregistered entity is greater than that of any other person.
b.	Disclose that the Company will comply with the provisions of the 1940 Act governing capital structure and leverage (section 61) on an aggregate basis with a Subsidiary so the Company treats the Subsidiary’s debt as its own.
c.	Disclose that any investment adviser to a Subsidiary complies with provisions of the 1940 Act relating to contracts (section 15) as if it were an investment adviser to the Company under section (2)(a)(2) of the 1940 Act. Any

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investment advisory agreement between the Subsidiary and its investment advisor is a material contract that should be included as an exhibit. If the same person is the adviser to both the Company and a subsidiary, then, for purposes of complying with section 15(c), the reviews of the Company and a Subsidiary’s investment advisory agreement may be combined.

d.	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a Company that invests in a Subsidiary should reflect aggregates operations of the Company and the Subsidiary.
e.	Please also confirm in correspondence that: (1) the Subsidiary, if a foreign corporation, and its board of directors will agree to designate an agent for service of process in the United States; (2) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder; and (3) the financial statements of the Subsidiary will be consolidated with those of the Company. If not, please explain why not? And (4) To the extent the Company includes a fee table, please confirm in correspondence, that any wholly-owned Subsidiary’s management fee (including performance fee), will be included in “Management Fees,” and any wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the fee table.

Response: The Company respectfully declines to make the requested disclosure as the Company believes such disclosure generally is inapplicable and potentially confusing. The Company respectfully advises the Staff that the statements referenced above refer to the Company’s potential use of entities commonly known as “tax blockers.” The primary purpose of tax blockers, which generally are treated as corporations for U.S. tax purposes, is to mitigate the tax consequences of receiving certain types of “bad” income. Tax blockers typically are wholly-owned holding companies, and generally do not engage in separate investment activities. The Company does not generally intend to make investments through subsidiaries. The Company confirms the statements in (e)(1), (e)(2) and (e)(3) of Comment 28.

Item 1A. Risk Factors, Pages 32-53

29.	Comment: In the “Our investments may be concentrated” subsection on page 44, the disclosure states that, “The Company may participate in a limited number of investments and may seek to make several investments in one particular industry. As a result, the Company’s investment portfolio could become highly concentrated . . .” To the extent any concentrations in an industry are known, please disclose such concentrations in the Company’s principal strategy.

Response: The Company has revised the disclosure to add risk factors that reflect certain current industry concentrations.

30.	Comment: In the second paragraph of “We may invest in less established companies” subsection on page 45, the disclosure states that “Investments in small- or medium-sized private companies, while often presenting greater opportunities for growth, can also entail larger risks.” The Cover Page and other sections refer to investments in

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“lower middle market companies.” Please clarify if “lower middle market companies” is different from “small” or “medium sized,” and consider using uniform technology.

Response: The Company has revised the disclosure as requested.
31.	Comment: In the “We may be subject to risks associated with Bridge Loans” subsection on page 46, the disclosure discusses the risks associated with bridge loans. If bridge loans are a principal strategy of the Company, please add corresponding investment strategy disclosure in the earlier sections of the document.

Response: While the Company may, from time to time, invest in bridge loans, the Company advises the Staff that investments in bridge loans are not a principal investment strategy of the Company.

32.	Comment: In the “We may be subject to general risks of investing in mezzanine debt and other junior securities” subsection on page 47, the disclosure suggests that the Company invests in such securities. To the extent such investments are principal strategies of the Company, please clarify the principal strategies’ sections of the document.

Response: As noted in the disclosure, while the Company may, from time to time, invest in mezzanine debt or other junior securities, such investments are not a principal investment strategy of the Company.

33.	Comment: Similarly, in the “A lack of a liquid secondary market may have an adverse effect on our investments” subsection, the second paragraph discloses the risks associated with below investment grade securities. As noted above, to the extent investments in below investment grade securities constitute a principal risk of the Company, please include corresponding strategy disclosure regarding below investment-grade. Additionally, please add a standalone risk factor regarding investments in “junk” bonds if such investments are principal.

Response: The Company respectfully declines to add strategy disclosure or standalone risk factors regarding “junk” bonds as it believes its disclosure adequately describes the Company’s principal investment strategy and associated risks.

Item 7. Conflicts Relating to the Purchase and Sale of Investments, Pages 69-70

34.	Comment: The disclosure on page 69 states “None of the LAGO Affiliates is under any obligation to offer investment opportunities of which it becomes aware to the Company or to account to the Company or share with the Company or inform the Company of any investments before offering investments to other funds or accounts that LAGO Affiliates manage or advise.” Please revise the statement to the extent LAGO Affiliates will participate in co-investments with the Company under a co-investment exemptive order, to the extent such relief is granted to the Company and participating affiliates.

Response: The Company has revised the disclosure as requested.

Item 14. Changes in Disagreements with Accountants on Accounting and Financial Disclosure, Pages 80

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35.	Comment: Please add disclosure whether there have been any changes in accountants.

Response: The Company advises the Staff that there have been no changes in accountants.

Please do not hesitate to call me at (202) 383-0845, or Dwaune L. Dupree at (202) 383-0206 if you have any questions or require any additional information.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:

Andrea Ottomanelli Magovern, Assistant Director, U.S. Securities and Exchange Commission

Asen Parachkevov, Branch Chief, U.S. Securities and Exchange Commission

Tim Gottfried, LAGO Asset Management LLC

Dwaune L. Dupree, Esq., Eversheds Sutherland (US) LLP